UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CONTINENTAL RESOURCES, INC.

(Name of Subject Company)

OMEGA ACQUISITION, INC.

(Offeror)

An entity wholly owned by Harold G. Hamm

Common Stock ($0.01 par value)

(Title of Class of Securities)

212015 10 1

(CUSIP Number of Class of Securities)

Omega Acquisition, Inc.

c/o Debra Richards

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, Oklahoma 73101

(405) 605-7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David P. Oelman

Michael S. Telle

Stephen M. Gill

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

(713) 758 - 2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 11 and Item 13.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Omega Acquisition, Inc., an Oklahoma corporation, 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and an affiliate of Continental Resources, Inc. (the “Company”), to purchase any and all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities; and (ii) Shares underlying unvested Company restricted stock awards, for $74.28 per share in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2022 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of October 24, 2022.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in The Wall Street Journal on October 24, 2022.

(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 24, 2022 (the “Schedule 14D-9”)).

(a)(5)(i)*	Press Release issued by Continental Resources, Inc. on October 24, 2022.

(a)(5)(ii)	Press Release issued by Continental Resources, Inc. on October 17, 2022 (incorporated by reference to Exhibit 99.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(a)(5)(iii)	Opinion of Evercore Group L.L.C., dated October 16, 2022 (incorporated by reference to Annex B attached to the Schedule 14D-9).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 16, 2022, by and between Continental Resources, Inc. and Omega Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(2)	Non-Tender and Support Agreement, dated as of October 16, 2022, by and among Omega Acquisition, Inc., Harold G. Hamm, certain of Hamm’s family members and their affiliated entities (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

Exhibit No.	Description

(d)(3)	Limited Guarantee, dated as of October 16, 2022, by and between Continental Resources, Inc. and Harold G. Hamm (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022.

(d)(4)**	Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(5)**	Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(6)**	Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(7)**	Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(8)**	First Amendment to the Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2019 (Commission File No. 001-32886) filed February 26, 2020).

(d)(9)**	Amended and Restated Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(10)**	Amended and Restated Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(11)	Registration Rights Agreement dated as of May 18, 2007 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm, the Harold Hamm DST Trust and the Harold Hamm HJ Trust (incorporated by reference to Exhibit 4.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 001-32886) filed May 3, 2017).

(d)(12)	Registration Rights Agreement dated as of August 13, 2012 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm and Jeffrey B. Hume (incorporated by reference to Exhibit 4.6 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. File No. 001-32886) filed February 21, 2018).

(d)(13)	Shareholders’ Agreement, dated February 7, 2022, by and among the Harold G. Hamm Family (incorporated by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(14)	Dividend and Dissolution Agreement, dated February 7, 2022, by and among the Founder and the Founder Family Rollover Shareholders (incorporated by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

Exhibit No.	Description

(d)(15)	Revolving Credit Agreement dated October 29, 2021 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC and The Mineral Resources Company, as guarantors, MUFG Union Bank, N.A., as Administrative Agent, MUFG Union Bank, N.A., BofA Securities, Inc. Mizuho Bank, Ltd., TD Securities (USA) LLC, U.S. Bank National Association, Royal Bank of Canada, Wells Fargo Securities, LLC, and Truist Securities, Inc. as Joint Lead Arrangers and Joint Bookrunners and the other lenders named therein (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 3, 2021).

(d)(16)*	Amendment No. 1 and Agreement dated August 24 2022 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC, The Mineral Resources Company, Continental Innovations LLC, SCS1 Holdings LLC, Jagged Peak Energy LLC and Parsley SoDe Water LLC, as guarantors, MUFG Bank, Ltd. (as successor to MUFG Union Bank, N.A.), as Administrative Agent, the lenders party thereto and the Issuing Banks.

(d)(17)	Conformed version of Third Amended and Restated Certificate of Incorporation of Continental Resources, Inc. as amended by amendments filed on June 15, 2015 and May 21, 2020 (incorporated by reference to Exhibit 3.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 001-32886) filed August 3, 2020).

(d)(18)	Third Amended and Restated Bylaws of Continental Resources, Inc. (incorporated by reference to Exhibit 3.2 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. 001-32886) filed February 21, 2018).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith
**	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2022

OMEGA ACQUISITION, INC.

By:	/s/ Harold G. Hamm
Name: Harold G. Hamm
Title: President

CONTINENTAL RESOURCES, INC.

By:	/s/ James R. Webb
Name: James R. Webb
Title: Senior Vice President, General Counsel, Chief Risk Officer & Secretary

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